1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

CONFIDENTIAL TREATMENT REQUESTED BY FINWISE BANCORP

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND SEPARATELY SUBMITTED TO THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

June 2, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sonia Bednarowski

Re:	FinWise Bancorp Draft Registration Statement on Form S-1 CIK No. 1856365

Ladies and Gentlemen:

On behalf of our client, FinWise Bancorp (the “Company”), we submit this supplemental letter to provide the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering (the “IPO”) pursuant to the Company’s Draft Registration Statement on Form S-1, initially confidentially submitted to the Commission on May 13, 2021 (the “Registration Statement”), as well as historical information with respect to the estimated fair value of its common stock since December 31, 2020.

KRAMER LEVIN NAFTALIS & FRANKEL LLP	NEW YORK | SILICON VALLEY | PARIS

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 2, 2021	BY FINWISE BANCORP

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has submitted a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 212-715-7819 rather than rely on the U.S. mail for such notice. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment.

The Company supplementally advises the Staff that on May 20, 2021, representatives of Piper Sandler & Co. and UBS Securities LLC, the lead underwriters for the IPO (the “Lead Underwriters”), on behalf of the underwriters, advised the Company that, based on then-current market conditions, the Company’s financial condition and prospects they currently anticipated that the underwriters would recommend to the Company a preliminary price range of $[****] to $[****] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[****] per share (the “Midpoint Price”). The Company is providing this information to the Staff supplementally to facilitate your review process. Please note that while the Company expects to effect a stock split prior to the IPO, the price range above does not reflect the impact of the anticipated stock split.

The Company further advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus has not yet been determined and is subject to further change, which may result from various factors, including further discussions between the Company and the underwriters, market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement which the Company will file prior to the commencement of the Company’s roadshow.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 2, 2021	BY FINWISE BANCORP

This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the stock option grants made by the Company’s board of directors (the “Board”) or compensation committee of the Board during the twelve months prior to the date of the Company’s initial confidential submission of the Registration Statement.

Equity Award Issuances by the Company in the Preceding Twelve Months

The Company’s grants of stock options to its directors and employees in the twelve months prior to the date of the Company’s initial confidential submission of the Registration Statement is summarized in the following tables:

Stock Options

Grant Measurement Date	Number of Shares Underlying Options Granted	Exercise Price of Options Per Share	Estimated Fair Value Per Share of Underlying Share of Common Stock on Date of Grant
January 1, 2021	39,100	$26.99	$26.99
January 13, 2021	40,000(1)	$31.78	$26.99
January 13, 2021	28,000(2)	$40.00	$26.99
January 13, 2021	42,000(3)	$50.00	$26.99

(1)	On March 31, 2021, all 40,000 of these options were forfeited because certain established performance goals were not met.

(2)	On March 30, 2021, 17,500 of these options were cancelled. As a result, 10,500 of these options are vested and remain outstanding as of the date of this letter.

(3)	On March 30, 2021, 31,500 of these options were cancelled. As a result, 10,500 of these options are expected to vest on January 1, 2022.

The Board intends all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant.  The estimated fair value of the common stock underlying stock options was determined at each grant date by the Board and was supported by an independent third-party valuation (“Valuation Report”). As described in on page 119 of the Registration Statement, the fair value of the Company’s common stock has historically been determined by the Board. Given the absence of a public trading market for the Company’s common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), we understand the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including the Valuation Report.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 2, 2021	BY FINWISE BANCORP

In valuing the Company’s common stock, the Board determined the equity value of the Company using various valuation methods including income and/or market approaches with input from management. The Board also considered general valuation feedback received from potential private investors during various discussions with such potential investors between November 2020 and January 2021. The Board also considered general valuation information received from the Lead Underwriters and other investment bankers during various discussions between December 2019 and January 13, 2021.  The specific income approach the Board chose was the discounted cash flow analysis and the specific market approach the Board chose was the guideline public company method. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows were discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in the Company’s industry or similar business operations as of each valuation date and adjusted to reflect the risks inherent in the Company’s cash flows. The market approach considers multiples of financial metrics based on guideline public companies. These multiples are then applied to the Company’s financial metrics to derive a range of indicated values.

For each valuation performed up through and including the valuation of the Company’s common stock as of December 31, 2020 (which was used for the option grants on January 1, 2021 and January 13, 2021), the equity value was allocated to the common stock and stock options using the Option Pricing Method (“OPM”) as the principal equity allocation method.  A Probability-Weighted Expected Return Method (“PWERM”) was not used primarily because the Company has a simple capital structure and the allocation of value between preferred and common equity classes was not necessary. In addition, the OPM intrinsically considers all potential capital events (including an IPO), so the independent third-party valuation consultant did not deem other methods such as PWERM to be necessary.

Summary of Valuation Report

December 31, 2020 Valuation

The fair value of the Company’s common stock of $26.99 per share as of December 31, 2020 was determined by the Board based in part upon consideration of a written Valuation Report prepared by an independent third-party valuation firm. This Valuation Report was used to support the fair value of the Company’s common stock with respect to stock options with measurement dates of January 1, 2021 and January 13, 2021. This valuation utilized the income and market approaches (with [****] weighting applied to the discounted cash flow method and [****] weighting applied to the guideline public company method) to obtain the equity value of the Company. This valuation utilized a probability weighted time to exit of [****] years based on relevant considerations of the approximate time it would take the Company to reach a liquidity event. The valuation utilized the OPM to allocate value between common stock and stock options in order to arrive at a common stock valuation before discounts of [****] per share. A discount for lack of marketability (“DLOM”) of [****] was then applied to the common stock value.  The DLOM was applied since stockholders have limited opportunities to sell the stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value.

Analysis of Differences Between Stock-Based Compensation Expense for January 2021 Grants and Midpoint Price

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 2, 2021	BY FINWISE BANCORP

As noted above, the Preliminary Price Range is between $[****] to $[****] per share of common stock. The Preliminary Price Range was determined based, in part, on discussions among the management of the Company, the Board, and the Lead Underwriters. Prior to January 15, 2021, the Company and the Lead Underwriters did not have specific valuation discussions relative to a potential IPO transaction. Valuation discussions, relative to a potential IPO transaction in 2021, began on January 15, 2021 with regard to valuation methodology and approach, but prior to January 15, 2021, the Company and the Lead Underwriters did not have specific discussions regarding the Preliminary Price Range. In addition, the Preliminary Price Range was derived using a combination of qualitative and subjective valuation methodologies that differ from those used by the Board and the Valuation Report in determining fair value for equity grants. The valuation methodologies considered in deriving the Preliminary Price Range included the valuations of publicly-traded companies across a range of metrics, with a primary focus on earnings per share.

The Company believes the principal factors that contributed to the difference between the Midpoint Price and $26.99, the per share fair value of the Company’s common stock used to record stock-based compensation expense for the grants with January 2021 measurement dates, are as follows:

•
The Board made its estimate of fair value of the Company’s common stock as of the grant measurement dates listed above, based on the information available as of such dates, taking into account, among other factors, the uncertainty and volatility created by the ongoing COVID-19 pandemic, including its impact on the global economy and its impact on the Company and its business.

•
The December 31, 2020 Valuation Report was based on the actual results of operations for the year ended December 31, 2020 and the long-term financial model assumptions forecasting 2021 net income from Company budgets most recently approved by the Board available at the time.  As of the date of this letter, the projected 2021 net income is expected to be substantially higher than the previous forecast as a result of strong financial and operating metrics realized by the Company in recent months. One of the primary reasons for the stronger financial and operating performance was the increase in loan origination volume under our strategic and Small Business Administration 7(a) programs to pre-Covid-19 levels earlier than had been anticipated. This factor is significant because the Preliminary Price Range was derived in May 2021 with a primary focus on an earnings per share estimate that is significantly higher than it would have been had it been developed using information available when the December 31, 2020 Valuation Report was prepared.

•
The December 31, 2020 Valuation Report took into account the recent performance and valuations of certain public companies that the Company believes will be viewed by investors as comparable to the Company (the “409A Comparable Companies”). On average, the market capitalization of the 409A Comparable Companies have increased by more than 30.0% from December 31, 2020 to May 26, 2021.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 2, 2021	BY FINWISE BANCORP

•
The Preliminary Price Range took into account the recent performance and valuations of certain public companies that the Lead Underwriters believe will be viewed by investors as comparable to the Company (the “Underwriters Comparable Companies”). From December 31, 2020 to May 27, 2021 the average market price change of the common stocks of the Underwriters Comparable Companies is an increase of 49.4%.

•
Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weights a near-term IPO outcome at 100%. In contrast, the December 31, 2020 Valuation Report utilized the income and market approaches, which did not give specific weight to the probability of a successful IPO but rather considered, on a risk-adjusted basis, the possibility of both high-end and low-end outcomes to the value of the Company. The probability of consummating a successful IPO remains uncertain.

•
Since December 31, 2020, the Company has taken several steps towards the completion of an IPO, including planning for “testing the waters” meetings, at which the Company is expected to receive feedback from potential investors, and confidentially submitting the Registration Statement on May 13, 2021.

•
The Preliminary Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of December 31, 2020 appropriately represented a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a DLOM. The deselected DLOM for the Company’s common stock was [****] as of December 31, 2020.

•
Based on the Company’s recent financial performance and current market sentiment, the Company believes that there will be significant investor interest to support an offering of the size contemplated by the Company in the IPO. The capital markets continue to reward high growth banks in expanding addressable markets with exposure to favorable industry trends.

•
The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its capital resources. In addition, the completion of an IPO would provide the Company with ready access to the public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational and strategic flexibility.

Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide. Further, the Company believes that the stock-based compensation expense that it recorded through December 31, 2020 is appropriate in light of the foregoing analysis.

*****

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 2, 2021	BY FINWISE BANCORP

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach the undersigned at (212) 715-7819.

Sincerely,

KRAMER LEVIN NAFTALIS & FRANKEL LLP

/s/ Terrence L. Shen
Terrence L. Shen

cc:	Kent Landvatter, Chief Executive Officer, FinWise Bancorp Peter G. Smith, Kramer Levin Naftalis & Frankel LLP Beth A. Whitaker, Hunton Andrews Kurth LLP